Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Reports August Sales

--Comparable Store Sales Increase 1.5%--

HOUSTON, TX, September 1, 2005 - Stage Stores, Inc. (Nasdaq: STGS) today reported that total sales for the four-week period ended August 27, 2005 increased 5.2% to $111.2 million from $105.7 million in the prior year four-week period ended August 28, 2004. Comparable store sales increased 1.5% versus an increase of 8.1% last year, which was driven by a calendar shift in the Texas sales tax holiday weekend from July in 2003 to August in 2004.

The Company reported that a majority of its key merchandise categories achieved comparable store sales increases during the month, with the best performing areas being women's special sizes (+14.4%), cosmetics (+7.4%) and accessories (+5.0%).

Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "Geographically, we had mixed sales results in August, as our comparable store sales were strong in our eastern markets, and flat in our southern markets. There is no question that the hot weather in our southern markets dampened enthusiasm for our fall products, and also contributed to a later start to back-to-school shopping. On the other hand, our sales in our eastern markets were very strong, benefiting from increased inventory investment and generally favorable weather conditions as compared to last year."

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2005	2004	2005	2004
1st Quarter	4.9%	4.5%	$310.1	$289.7
2nd Quarter	7.0	(3.2)	309.5	279.9
August	1.5	8.1	111.2	105.7
Year-To-Date	5.2	1.7	730.7*	675.3

Total does not foot due to rounding.

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New Store Activity

The Company stated that it opened three new Peebles stores, and entered its 30th state during August. The new stores were opened in Winsted, Connecticut, the Company's first store in that state, Troy, Alabama and Crossville, Tennessee. The Company further stated that, due to construction delays at one location, and the impact of Hurricane Katrina on another location, it was reducing its projected number of new store openings for the 2005 fiscal year from 38 to 36.

Hurricane Katrina

The Company reported that it closed ten stores on Sunday, August 28th, and closed an additional twelve stores on Monday, August 29th, due to Hurricane Katrina. As of Wednesday, August 31st, thirteen stores had not yet reopened for business.

Commenting on the hurricane, Mr. Scarborough said, "Our thoughts and prayers are with the families that have been impacted by this deadly and destructive storm. As we have always done in the face of other natural disasters, we will do all that we can to provide assistance to those in need."

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 545 stores located in 30 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the number of new stores that the Company plans to open during the 2005 fiscal year. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify

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forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 28, 2005, in the Company's Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

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